EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

The following discussion and analysis of the results of operations and financial position of Levon Resources Ltd. (the “Company” or “Levon”) for the year ended March 31, 2015 should be read in conjunction with the March 31, 2015, 2014 and 2013 Audited Consolidated Financial Statements (“the Financial Statements”) and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated June 18, 2015 and discloses specified information up to that date. Levon is classified as a “TSX issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Throughout this report we refer to “Levon”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Levon Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company, including the Company’s Annual Report on Form 20-F, is available on SEDAR at www.sedar.com and/or the Company’s website at www.levon.com.

Vic Chevillon, MA, CPG, AIPG Registered Member #1154,Vice President of Exploration and Director for Levon is a “qualified person” as such term is defined in National Instrument 43-101 and has reviewed and approved the scientific and technical disclosure contained in this Management Discussion and Analysis.

NON-GAAP MEASURES

In this document “Loss before other items per Share, and basic and diluted” are non-GAAP measures, as they do not have any standardized meanings as prescribed by IFRS. They are used to assist management in measuring the Company’s ability to finance operations and meet financial obligations. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with IFRS, or other measures of financial performance calculated in accordance with IFRS. The non-GAAP measures are unlikely to be comparable to similar measures presented by other issuers.

BUSINESS DESCRIPTION

Levon is an exploration stage public company listed on the Toronto Stock Exchange (“the TSX”) under the symbol LVN. The common shares of Levon are also listed on the Frankfurt Stock Exchange under the symbol “L09” and are quoted for trading in the United States on the OTCQX. Levon commenced quotations on OTCQX under the ticker “LVNVF” on May 15, 2014. The Company is a reporting issuer in each of the Provinces of Canada, except Quebec. The Company’s principal business activities are the exploration and development of exploration and evaluation assets.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mine. Historically, the Company has raised funds to fund its operations through equity financing and the exercise of options and warrants.

In March 2011, the Company consolidated 100% ownership in the Cordero-Sanson Project (“the Cordero Project”) acquiring the all of the shares of Valley High Ventures Ltd. (“VHV”), which owned the remaining 49% of the Cordero Project. The Codero Project is located 35 km northeast of the town of Hidalgo Del Parral, in the southern part of the state of Chihuahua in north central Mexico. In February of 2009, the Company commenced field work on the Cordero Project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in north central Mexico (Penasquito, Pitarrilla, Camino Rojo and others). The Cordero Project is held through the Company’s wholly-owned Mexico subsidiary company Minera Titan. Levon also formed an operating company Administración de Proyectos Levon en México, S.A. de C.V., which is under contract to Minera Titan to complete the Cordero Project exploration program.

On March 20, 2015, the Company, together with SciVac Ltd. (“SciVac”) announced that they had entered into an arrangement agreement pursuant to which the Company will acquire 100% of the issued and outstanding ordinary shares of SciVac by way of a court-approved plan of arrangement (the "SciVac Arrangement"). SciVac is a commercial-stage biotech leader in protein engineering whose flagship product, Sci-B-Vac, is a superior next generation hepatitis B vaccine (see “Corporate Developments” below).

Subsequent to the year end, the SciVac Arrangement was approved by the shareholders and option holders of Levon voting as a single class at a special meeting of shareholders and, the Supreme Court of British Columbia granted a final order approving the SciVac Arrangement. The SciVac Arrangement is currently expected to complete on or about June 30, 2015 (see “Corporate Developments – Highlights”).

1

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

BUSINESS DESCRIPTION (Continued)

The Company’s wholly-owned subsidiary Valley High Ventures Ltd. (“VHV”) is incorporated under the laws of British Columbia, Canada, and the Company has three other wholly-owned subsidiaries incorporated under the laws of Mexico, namely Administración de Proyectos Levon en México, S.A. de C.V., Minera Titan S.A. de C.V. and Minera El Camino, S.A. de C.V. Levon also has three wholly-owned subsidiaries incorporated under the laws of British Virgin Islands, namely Aphrodite Asset Holdings Ltd, Turney Assets Limited and Citrine Investment Holdings Ltd. In addition, on February 18, 2015, Levon incorporated a wholly-owned subsidiary, 1027949 BC Ltd. (“Spinco”), pursuant to the British Columbia Business Corporations Act. Spinco's sole business focus has been to (i) acquire and operate the Levon Mineral Properties and (ii) make application with a view to obtaining a listing for the Spinco shares on the TSX (see “Corporate Developments” below).

CORPORATE DEVELOPMENTS - HIGHLIGHTS

As at March 31, 2015, the Company had working capital of $49,758,641 (2014 - $41,506,961), including cash of $33,926,320 (2014 - $41,685,776) and investments of $16,062,348 (2014 - $291).

On April 30, 2014, the Company announced the final drill hole assays from the Phase 4 drilling completed in February 2013 at the Cordero Project (see news release of April 30, 2014 and supporting materials of April 30, 2014). The Aida claim drill results were sufficient to require an update of the Cordero resource, which was announced in September 2014 (news release September 3, 2014, corrected September 5, 2014) and supported by a NI 43-101 Technical report (dated October 15, 2014 filed with SEDAR www.sedar.com). See “Overall Performance, Cordero Silver, Gold Zinc, Lead Project Mexico”.

During the year ended March 31, 2015, the Company incurred exploration expenditures relating to the Cordero Project amounting to $1,089,241 (2014 - $3,946,883) reflecting a general reduction in overall exploration activity in the current year consistent with the Company’s efforts in overall cost control.

Against a background of continued challenging equity and debt capital markets facing mining companies, in particular mineral exploration and development companies, at March 31, 2015 the Company determined that the recoverable value of its Cordero Project was approximately $50,000,000 and recorded an impairment of $78,763,649 (see “Overall Performance, Cordero Silver, Gold Zinc, Lead Project Mexico, Impairment”). At March 31, 2015, the Company also recorded an impairment of $1,084,589 against a convertible debenture acquired during the year.

During the year ended March 31, 2015, the Company recovered Mexican value added tax of approximately $656,000. The Company is corresponding with the Mexican government to recover the further Mexican value added tax owing to it.

In February 2015, the Company earned a 9.9% interest in Pershing Gold Corporation (“Pershing Gold”) by acquiring 35,178,572 shares of common stock at USD $0.28 per share for an aggregate amount of USD $9,850,000. The purchase of shares of Pershing Gold represents the first step in a new Levon investment strategy to diversify its portfolio of assets. Pershing Gold's common stock is listed on the OTCQB under the symbol PGLC. On June 18, 2015, Pershing Gold effected a reverse stock split at a ratio of 1-for-18, following which the Company holds 1,954,366 shares, and now currently represents a 9.0% interest in Pershing Gold.

During the year, the Company closed a private placement with a group of US investors including Dr. Phillip Frost, Barry Honig and Michael Brauser. On October 20, 2014, 2014, 27,000,000 shares were issued pursuant to a private placement at $0.22 per share for proceeds of USD $5,400,000 ($5,940,000). On November 4, 2014, the Company completed a further private placement of 4,400,000 shares at $0.25 per share for proceeds of USD $1,000,000 ($1,100,000). In connection with the placement, Levon paid USD$25,000 ($28,493) cash, 110,000 common shares and 132,000 share purchase warrants. Each warrant is exercisable at a price of $0.26 per share for a period of 12 months.

On March 20, 2015, the Company, together with SciVac Ltd. (“SciVac”) announced that they had entered into an arrangement agreement pursuant to which the Company will acquire 100% of the issued and outstanding ordinary shares of SciVac by way of a court-approved plan of arrangement (the "SciVac Arrangement"). SciVac is a commercial-stage biotech leader in protein engineering whose flagship product, Sci-B-Vac, is a superior next generation hepatitis B vaccine. Prior to the completion of the SciVac Arrangement, SciVac is a privately owned company, of which approximately 45% of the shares were owned by OPKO Health, Inc. (NYSE: OPK).

2

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

CORPORATE DEVELOPMENTS (Continued)

Pursuant to the SciVac Arrangement, shareholders of the Company will receive one new common share of the Company (each a "New Levon Share") and 0.5 of a common share (each, a "Spinco Share") of 1027949 BC Ltd., a newly formed exploration company ("Spinco") in exchange for each common share of the Company (each a "Levon Share") held by them. Upon closing of the SciVac Arrangement, shareholders of the Company will hold 100% of the issued and outstanding Spinco Shares and 31.6% of the issued and outstanding New Levon Shares, with the former holders of SciVac shares holding the remaining 68.4% of the issued and outstanding New Levon Shares. In addition to acquiring all of the issued and outstanding shares of SciVac, the Company will retain $27 million in cash. All other assets and liabilities of Levon will be transferred to or will be assumed by Spinco.

On June 3, 2015, the SciVac Arrangement was approved by the shareholders and optionholders of Levon voting as a single class at a special meeting of shareholders and optionholders and, on June 4, 2015, the Supreme Court of British Columbia granted a final order approving the SciVac Arrangement. All parties are working to satisfy the remaining closing conditions to the Arrangement, which is currently expected to complete on or about June 30, 2015. On completion of the SciVac Arrangement, the Company will have estimated assets of $33,700,000 and liabilities of $18,600,000. For a detailed estimated financial effect, refer to the Management Information Circular dated May 1, 2015.

OVERALL PERFORMANCE

Cordero Silver, Gold, Zinc, Lead Project, Mexico

The Company’s wholly owned Cordero-Sanson Project (“the Cordero Project”) is located 35 km northeast of the town of Hidalgo Del Parral, in the southern part of the state of Chihuahua in north central Mexico. In February of 2009, the Company commenced field work on the Cordero Project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in north central Mexico (Penasquito, Pitarrilla, Camino Rojo and others).

Levon optioned the Cordero property through a joint venture agreement with VHV in 2009 to explore and develop the property as operator from the beginning of the joint venture.

The Cordero project mining claims are all unpatented federal lode mining claims under Mexican law, which provide mineral exploration and mining rights. The annual assessment on the mining claims are all owned and administered and maintained by Minera Titan.

The total area of the Levon Cordero claim holding is approximately 19,900 hectares, which Levon owns 100%. In 2013, Levon exercised option to purchase agreements on two inlying claim blocks over a discovery area and also purchased and explored the Aida claim in the center of the discovery area.

In 2014, lands surrounding the Levon claims that had been previously withdrawn from mineral entry by a Federal Mexico Government natural gas reserve came open to mineral entry and claim staking. Levon staked 5 new mining claims (total area of about 17,170 hectares) to extend the property to the west and south. The new claim applications have been submitted to Mexican mining authorities for review and approval before mineral rights are formally transferred to Minera Titan. The total number of hectares ultimately approved by the Mexican mining authorities may be different. Should all claims receive approval, the total area covered by Levon claims will be increased to 37,000 hectares.

The Company’s exploration has focused mainly within the Cordero Project Porphyry Belt defined in a southern tier of the main claim block. The Cordero Porphyry Belt is defined through 15 km of strike with widths from 3-5 km, by six mineralized porphyry and diatreme intrusive centers. Three of eight Phase1 exploration holes in 2009 were discovery holes in the central part of the Belt. The discovery holes intersected economic metal grades over mineable, bulk tonnage widths (news release November 3, 2009). Over the next five years, Levon followed up the discovery holes with offset and grid drilling to define mineral resources, which have been updated as the discovery has expanded through four Phases of accelerated exploration and grid drilling. An initial NI 43-101 was published June 21, 2011 (news release of June 12, 2011) with an updated resources announced on June 19, 2012 (NI 43-101 report filed on July 31, 2012 and then amended May 8, 2013) (news release of May 15, 2013).

On January 30, 2012, a first and favorable Preliminary Economic Assessment (PEA) was published on the then current exploration results (news release of January 30, 2012) The PEA was constrained to the upper 30% of the resource at the surface located off of the Aida claim since at that time the claim was not owned.

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

OVERALL PERFORMANCE (Continued)

Cordero Silver, Gold, Zinc, Lead Project, Mexico (Continued)

The PEA was thus an interim document to be updated in the future.

The PEA was a collaboration between M3 and IMC and authored and approved by Herbert E. Welhener, MMSA-QPM, SME Registered Member #3434330RM, of IMC who is the independent Qualified Person for purposes of this Preliminary Economic Assessment and the associated updated resource calculation. The PEA was announced January 30, 2012, published on March 12, 2012, amended on May 8, 2013. The PEA was derived by considering the uppermost 30% portion of the first resource outside a central claim that was not owned by the Company. The PEA considers mining through the Stage 4 open pits. The PEA projects a pre-tax Internal Rate of Return (IRR) of 19.5 % and an after-tax IRR of 14.8% (at a silver price of $25.15/oz., gold price of $1,384.77/oz., zinc price of $0.91 per pound, and lead price of $0.96 per pound) over a projected 15 years to complete the first four stages of open pit mining. The potential metal production over the 15 years of mining is 131,156,000 ounces of silver, 190,000 ounces of gold, 1,373,359,000 pounds of zinc, and 1,033,407,000 pounds of lead. Mill feed production rates are estimated at 40.0 thousand tonnes per day (Tpd) or 14.6 million tonnes per year. The capital cost of the project is estimated to be $646,800,000, with operating costs (mine, mill, process plant, operating, general administration, treatment, and transportation charges) estimated at $13.82 per tonne.

A PEA should not be considered to be a prefeasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. For example the Cordero resource has not been completely delineated by drilling and the resource is open to expansion on strike and at depth and within the newly acquired claim in the center of the resource. Also modeled waste (non-mineralized rock) in the PEA open pits is mostly surrounding the resources in areas that have yet to be drilled. The undrilled areas within the modeled open pits are considered proximal resource targets with potential of adding to the resource once they are drilled. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Closer spaced drilling is required to try and convert the posted resource (all categories) to mineral reserves. Furthermore, there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In 2013, the Company purchased the Aida claim outright and completed exploration and grid drilling across the claim with better than expected results (news release of April 30, 2014 and supporting materials of April 30, 2014). The Aida claim drill results were sufficient to require a 2014 update of the Cordero resource (news release September 3, 2014, corrected September 5, 2014), which is supported by the NI 43-101 Technical report (dated October 15, 2014) filed with SEDAR www.sedar.com).

To date, Levon has drilled a total of 274 core holes (126,916 m) at Cordero including the expansion and resource definition drilling and initial exploration drilling in outlying targets. The outlying target drilling encountered mineralization in each of the targets for future exploration follow up, but Levon's focus has been on expanding the bulk tonnage, open pit resource.

In 2014, an updated Cordero mineral resource was announced (news releases of September 3, 2014, September 5, 2014) and the accompanying Canadian National Instrument 43-101 technical report filed on SEDAR (www.sedar.com) (dated October 15, 2014). The resource is constrained and tabulated within the geometry of a revised open pit, and includes an indicated resource containing 488,494,796 ounces (ozs) silver, 1,366,129 ozs gold, 9.0 billion pounds (B lbs) zinc and 4.7 B lbs lead in 848.5 million tonnes (M t) of material grading 41.03 silver equivalent grams per tonne (g/t), including 17.91 g/t silver, 0.05 g/t gold, 0. 479 percent (%) zinc, and 0.254 % lead, at a cut-off grade of 15 g/t silver equivalent. The open pit resource geometry contains an additional inferred resource of 44,448,039 ozs silver, 84,746 ozs gold, 663,311 million pounds (M lbs) zinc, 396,532 M lbs lead within 92,158 million tonnes of material grading 31.4 g/t silver equivalent including 15.00 g/t silver, 0.029 g/t gold, 0.327 % zinc, and 0.195 % lead at a cut-off grade of 15 g/t silver equivalent (Table 1). The open pit resource shell measures 2.5 kilometers by 1.6 kilometers and is 600 meters deep with a low overall strip ratio of 1.20 waste to mineralized material. A map and cross sections of the open pit may be viewed on Levon’s website (www.levon.com) and in the report posted on SEDAR (www.sedar.com).

The 2014 mineral resource is based on 120,239 meters (m) of drilling in 245 core holes which is an addition of 19,396 m of drilling in 36 core holes over the drill information used for the June 2012 mineral resource estimate.

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

OVERALL PERFORMANCE (Continued)

Cordero Silver, Gold, Zinc, Lead Project, Mexico (Continued)

A summary of the updated resource estimate is shown in Table 1. Resource grades are expressed as silver equivalents, which equate to projected recovered metals. Silver equivalent is calculated using the most recent metallurgical testing recoveries for each metal. The resource shell is defined based on the deductions for mining and operating costs per tonne, including estimated transportation and refining costs for each metal in a projected mill concentrate (Table 2). Silver equivalents are calculated at $20 / oz silver, $1250 / oz gold, 0.94 cents / lb zinc, and 0.95 cents / lb lead.

As with previous resource estimates, the 2014 Cordero resource is tabulated within an open pit geometry using an inverse distance estimation block model. The assay intervals are composited into 10 m bench height lengths for silver, gold, zinc and lead, which are estimated into a block model by inverse distance to the sixth power weighting.

The 2014 updated resource modeling also incorporates the latest second round of metallurgical testing results built on the metallurgical testing of the first PEA and supervised by M3. The latest metallurgy indicates improved metal recoveries (NI 43-101 report of October 15, 2014) including for gold, which is included in the 2014 resource.

The 2014 Cordero resource estimate represents a 34% increase in indicated mineral resources over the July 2012 resource.

Table 1. Summary of the September 03, 2014 updated Cordero mineral resource.

Total Resource								Contained Metal
Class	Cutoff AgEq, g/t	ktonnes	AgEq, g/t	Ag, g/t	Au, g/t	Zn, %	Pb, %	Ag oz	Au oz	Zn B lbs	Pb B lbs

Indicated	15	848,462	41.03	17.91	0.050	0.479	0.254	488,494,796	1,366,129	8.953	4.742
Inferred	15	92,158	31.39	15.00	0.029	0.327	0.195	44,448,039	84,746	0.663	0.367

Table 2. Silver equivalent calculation variables: metal prices, estimated recovery through a standard flotation mill with separate zinc and lead circuits, estimated away from property smelting and refining charges*.

Silver Equivalents Calculation Variables
Metal	Metal Price	% Metal Recovery	Estimated smelter and refining charges
Ag	$20.00	85.0	$0.024/g
Au	$1,250.00	18.0	$0.00/g
Zn	$0.94	81.0	$0.32/1b
Pb	$0.95	80.0	$0.42/1b

_________

*Costs used to define the resource shell include $6.00/t process cost, $0.75/t G&A, $1.75/t mining cost and the estimated TCRC costs.

Future Exploration

At Cordero, the latest 2014 mineral resource remains open to expansion since it has not yet been fully delineated with step out drill holes. The Company expects to follow the recommendation of the 2014 updated Cordero resource report for additional metallurgical testing and economic modeling in the future.

Exploration Potential

Cordero Project geology, metal assemblages and scale of the porphyry controlled mineralized centers recognized by Levon appear to be most analogous with the Penasquito mine of Goldcorp. The Company believes Cordero Project geology, mineralization and exploration results to date support and extend this geologic analogy. The initial Levon Cordero Project discovery was (hole C09-5) centered on a diatreme breccia (news release of November 3, 2009) directly analogous with the Penasquito open pit deposits.

Levon recognition of porphyry controlled Ag, Au, Zn, Pb mineralization 1 km to the northeast (hole C09-8) (news release of November 3, 2009) lead to the application of porphyry exploration model, well known around the world, to guide Cordero Project exploration. The resource grid drilling defines a bulk tonnage mineralized zone about 3 km long and 2 km wide to maximum depths of 1.2 km. The mineralization is largely open to expansion by drilling on strike and at depth.

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

OVERALL PERFORMANCE (Continued)

Cordero Silver, Gold, Zinc, Lead Project, Mexico (Continued)

Geologically important, younger porphyry style copper and molybdenite mineralization, has been intersected in a northeast part of the Cordero resource at depth (in hole C11-163 from 900 to1,200 m) and also possible zinc porphyry, and replacement mineralization beneath the Pozo de Plata Diatreme. Both these geologic occurrences will require future deep exploration follow up.

Outlying Cordero exploration away from the resource encountered mineralization that requires future exploration drilling to fully evaluate the significance. Cordero geology, metal assemblages and scale of the porphyry controlled mineralized centers appear to be most analogous with the geology of the Penasquito mine of GoldCorp. We believe Cordero geology, mineralization and exploration results to date support this analogy and point to this scale of upside discovery potential at Cordero. Cordero is in the advanced resource delineation stage in and around the September 2014 published resource and the early exploration stage at depth beneath the resource and in outlying targets within the porphyry belts and the Perla mineralized volcanic centre. For further details and maps of the Cordero Project, please see our website: www.levon.com.

Expenditures

The Company incurred the following exploration expenditures, which were expensed in the consolidated statement of operations and comprehensive loss for the years ended March 31, 2015, 2014 and 2013:

Cordero Project	2015	2014	2013

Assays	$43,682	$371,501	$381,036
Drilling and exploration	54,701	1,930,792	1,050,438
Geological and management services	568,700	847,281	2,239,723
Machinery rental	-	170,356	216,471
Mining rights	196,504	123,574	117,148
Payroll and general supplies	195,315	219,031	240,365
Professional fees		126,806	111,627
Travel	30,339	129,472	-
Waste collection	-	28,020	64,108
Water well construction	-	-	297,438
Balance, March 31	$1,089,241	$3,946,833	$4,718,354

Impairment

Against a background of continued challenging equity and debt capital markets facing mining companies, in particular mineral exploration and development companies, as well as other potential impairment indicators present, at March 31, 2015 the Company determined that the recoverable value of its Cordero Project based on fair value less costs to sell was approximately $50,000,000 and recorded an impairment of $78,763,649. The fair value of the Company’s exploration and evaluation assets was supported by a valuation report prepared by an independent company specializing in valuations of mining companies and mineral resource projects.

Other exploration and evaluation assets

During the year, the Company did not advance any exploration activity at any of its other non-material mineral properties. For information on other non-material properties held by the Company, refer to the Company’s Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com.

Because of the Cordero Project successes, Levon has launched a reconnaissance program to identify additional key Levon assets in other areas for properties with large scale, near term discovery potential. Property identifications and exams are proceeding in favorable mining jurisdictions.

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

OVERALL PERFORMANCE (Continued)

Exploration and development risk

Exploration and development involves a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable. See “Risk Factors” herein, which refers the reader to the risk factors as set out in the Company’s Annual Report on Form 20-F for the year ended March 31, 2015. The Annual Report on Form 20-F also incorporates by reference risk factors in respect of the business of SciVac.

SELECTED ANNUAL INFORMATION

The following financial data is derived from the Company’s consolidated financial statements for the three most recently completed financial years:

	March 31, 2015	March 31, 2014	March 31, 2013

Total revenues	$-	$-	$-
Loss before other items	(5,842,837)	(5,847,718)	(7,508,362)
Net loss for the year	(83,577,981)	(5,078,398)	(6,769,507)
Loss per share	(0.39)	(0.03)	(0.03)
Total assets	102,972,801	173,736,186	178,681,496
Total liabilities	350,595	275,031	244,226
Working capital	49,758,641	41,506,961	49,169,844

Net loss for the year ended March 31, 2015 increased by $78,499,583 from a net loss of $5,078,398 for the year ended March 31, 2014 to a net loss of $83,577,981 for the year ended March 31, 2015. The increase is substantially attributable to the impairment charge to exploration and evaluation assets of $78,763,649 recorded at March 31, 2015. Exploration expenditures on the Cordero Project decreased by $2,857,592 during the year from $3,946,833 for the year ended March 31, 2014 to $1,089,421 during for the year ended March 31, 2015. Exploration expenditures decreased by $771,521 from $4,718,354 for the year ended March 31, 2013 to $3,946,833 for the year ended March 31, 2014. Share-based payments increased by $1,231,219 from $103,306 for the year ended March 31, 2014 to $1,334,525 for the year ended March 31, 2015, reflecting the partial vesting of options granted during the year as well as options granted late in the prior fiscal year.

Net loss for the year ended March 31, 2014 decreased by $1,691,109 during the year ended March 31, 2014 from $6,769,507 for the year ended March 31, 2013 to $5,078,398 for the year ended March 31, 2014. The decrease is mainly attributed to reduced exploration expenditures incurred during the year as well as reduced share-based payments. Exploration expenditures decreased by $771,521 from $4,718,354 for the year ended March 31, 2013 to $3,946,833 for the year ended March 31, 2014. Share-based payments decreased by $920,609 from $1,023,915 for the year ended March 31, 2013 to $103,306 for the year ended March 31, 2014. Prior year’s higher balance is mainly attributed to the modification of the exercise price of certain stock options resulting in additional share-based benefit recognized.

Total assets decreased by $70,763,385 during the year from $173,736,186 as at March 31, 2014 to $102,972,801. The decrease in total assets is substantially attributable to the impairment charge to exploration and evaluation assets of $78,763,649 recorded at March 31, 2015, which is partly offset by an increase in working capital during the year as described below.

Total assets decreased by $4,945,310 during the year from $178,681,496 as at March 31, 2013 to $173,736,186 as at March 31, 2014. The decrease in total assets is mainly attributed to the decrease in the cash balance of $7,626,138 during the year from $49,311,914 as at March 31, 2013 to $41,685,776 as at March 31, 2014, offset by an increase in exploration and evaluation assets of $2,161,690.

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

SELECTED ANNUAL INFORMATION (Continued)

Exploration and evaluation assets increased by $2,161,690 from $126,601,959 as at March 31, 2013 to $128,763,649 as at March 31, 2014. The increase is attributed to the purchase of the Aida claims which consolidates Levon’s 100% ownership of all mining claims in the Cordero mining district.

Working capital increased by $8,251,680 from $41,506,961 as at March 31, 2014 to $49,758,641 as at March 31, 2015. The increase in working capital is mainly attributable to net proceeds raised of $7,054,554 from private placements and option exercises, unrealized gains of $4,991,623 on investments and a foreign exchange gain of $842,482 which offset cash used in operating activities and investment activities.

Working capital decreased by $7,662,883 from $49,169,844 as at March 31, 2013 to $41,506,961 as at March 31, 2014. The decrease in total assets is mainly attributed to the decrease in cash balance of $7,626,138 during the year from $49,311,914 as at March 31, 2013 to $41,685,776 as at March 31, 2014.

RESULTS OF OPERATIONS

Year ended March 31, 2015 compared with the year ended March 31, 2014

	2015	2014
Expenses
Consulting and management fees	$948,819	$732,234
Depreciation	15,077	20,792
Directors’ fees	160,500	97,500
Exploration	1,089,241	3,946,833
General exploration	368,039	-
Listing and filing fees	112,652	95,448
Office, occupancy and miscellaneous	190,409	173,735
Professional fees	245,784	155,866
Salaries and benefits	208,557	236,828
Share-based payments	1,334,525	103,306
Shareholder relations and promotion	299,202	217,133
Transaction costs	597,656	-
Travel	272,376	68,043

Loss before other items	(5,842,837)	(5,847,718)

Other items
Impairment of exploration and evaluation assets	(78,763,649)	-
Impairment of convertible debenture	(1,084,589)	-
Gain on disposal of investment	-	1,882
Interest income	628,952	609,773
Foreign exchange gain	842,482	157,665

Net Loss Before Taxes	(84,219,641)	(5,078,398)

Deferred income tax recovery	641,660	-

Net Loss for Year	$(83,577,981)	$(5,078,398)

During the year ended March 31, 2015, the Company’s net loss increased by $78,499,583 from a net loss of $5,078,398 for the year ended March 31, 2014 to a net loss of $83,577,981 for the year ended March 31, 2015. The overall increase in the net loss as compared to the prior year was due to the more significant factors discussed below:

Consulting and management fees

Consulting and management fees increased by $216,585 during the year from $732,234 during the year ended March 31, 2014 to $948,819 during the year ended March 31, 2014. The increase in consulting fees is mainly attributed to the addition of a New York firm to conduct public relations consulting services commencing in February 2014, the direct engagement of the former CFO as a consultant commencing in October 2014, and the foreign exchange impact on management fees paid to a company controlled by the company CEO, which were denominated in US dollars commencing on April 1, 2014.

8

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

RESULTS OF OPERATIONS (Continued)

Year ended March 31, 2015 compared with the year ended March 31, 2014 (continued)

Directors’ fees

Directors’ fees increased by $63,000 during the year from $97,500 for the year ended March 31, 2014 to $160,500 for the year ended March 31, 2015. The increase during the during the year is substantially attributable to $15,000 payments made to each of five members that comprised a special committee created to evaluate business transactions presented to Levon, including the SciVac Arrangement.

Exploration expenditures

Exploration expenditures decreased by $2,857,592 during the year from $3,946,833 for the year ended March 31, 2014 to $1,089,421 during for the year ended March 31, 2015. The decrease reflects the impact of the prior year’s expenditures attributable to the drilling program on the Aida claim amounting to $1,930,792, and a general reduction in overall exploration activity in the current year consistent with the Company’s efforts in overall cost control.

General exploration expenditures

General exploration expenditures of $368,039 in during the current year relates to consulting, travel, and due diligence expenditures incurred in connection with the Company’s efforts to identify and evaluate mining projects for potential investment or acquisition.

Professional fees

Professional fees increased by $89,918 during the year from $155,866 for the year ended March 31, 2014 to $245,784 for the year ended March 31, 2015. The higher level of fees incurred in the current year is mainly attributable to legal fees incurred in connection with the purchase of the shareholding in Pershing Gold.

Share-based payments

Share-based payments increased by $1,231,219 from $103,306 for the year ended March 31, 2014 to $1,334,525 for the year ended March 31, 2015. The current year’s expense reflects the partial vesting of 4,075,000 options granted during the year, as well as the impact of 4,785,000 options granted late in the prior fiscal year on March 10, 2014 with a larger proportion of vesting in the current fiscal year.

Shareholder relations and promotion

Shareholder relations and promotion increased by $82,069 from $217,133 for the year ended March 31, 2014 to $299,202 for the year ended March 31, 2015. In May 2014, the Company entered into an agreement with a US firm for it to act as the principal American liaison in connection with the Company’s listing on the OTCQX. The Company pays the US firm $7,500 USD per month in connection with its services.

Travel

Travel expense increased by $204,333 from $68,043 during the year ended March 31, 2015 to $272,376 during the year ended March 31, 2014. Overall increase is attributed to increased travel activities to promote the Cordero Project and to evaluate potential investments and acquisitions, including the SciVac Arrangement.

9

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

RESULTS OF OPERATIONS (Continued)

Year ended March 31, 2015 compared with the year ended March 31, 2014 (continued)

Transaction costs

During the year the Company incurred legal and related costs amounting to $597,656 relating to the SciVac Arrangement.

Impairments

At March 31, 2015, the Company determined that the recoverable value of its Cordero Project based on fair value less costs to sell was approximately $50,000,000, and recorded an impairment of $78,763,649. The fair value of the Company’s exploration and evaluation assets was supported by a valuation report prepared by an independent company specializing in valuations of mining companies and mineral resource projects. In addition, as at March 31, 2015, the Company determined that there was insufficient information available to support a reliable estimate of a recoverable amount of the convertible debenture and therefore recorded in profit and loss an impairment against the full balance of the convertible debenture amounting to $1,084,589.

Foreign exchange

The Company recorded a foreign exchange gain during the year ended March 31, 2015 of $842,482 as compared with a foreign exchange gain of $157,665 during the year ended March 31, 2014. The increase in the foreign exchange gain of $648,817 substantially reflects the impact of the significant appreciation over the year of the US dollar against the Canadian dollar on the value of the Company’s US dollar cash balances.

Other Comprehensive Income (Loss)

In addition, the Company recorded in other comprehensive income (loss) an unrealized gain on investments during the year ended March 31, 2015 of $4,991,623 as compared to an unrealized loss on investments of $1,023 during the year ended March 31, 2014. The unrealized investment gain in fiscal 2015 was attributable to an increase in the fair value of the Company’s 9.9% investment in Pershing Gold as at March 31, 2015, based on the increase in its share price since the date of the acquisition earlier in fiscal 2015, and a related foreign exchange gain on the US$ denominated investments. The unrealized gain on investments gives rise to the deferred income tax recovery of $641,660 and corresponding deferred income tax expense reported in other comprehensive income (loss).

10

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

RESULTS OF OPERATIONS (Continued)

Year ended March 31, 2014 compared with the year ended March 31, 2013

	2014	2013
Expenses
Consulting and management fees	$732,234	$679,691
Depreciation	20,792	35,487
Directors’ fees	97,500	101,000
Exploration	3,946,833	4,718,354
Listing and filing fees	95,448	82,773
Office, occupancy and miscellaneous	173,735	128,714
Professional fees	155,866	87,965
Salaries and benefits	236,828	239,799
Share-based payments	103,306	1,023,915
Shareholder relations and promotion	217,133	217,157
Travel	68,043	193,507

Loss before other items	(5,847,718)	(7,508,362)

Other items
Gain on disposal of investment	1,882	-
Interest income	609,773	473,526
Foreign exchange gain	157,665	265,329

Net Loss for Year	(5,078,398)	(6,769,507)

Other Comprehensive Loss
Unrealized loss on investments	(1,023)	(3,733)

Total Comprehensive Loss for Year	$(5,079,421)	$(6,773,240)

During the year ended March 31, 2014, the Company’s net loss decreased by $1,691,109 from a net loss of $6,769,507 for the year ended March 31, 2013 to a net loss of $5,078,398 for the year ended March 31, 2014. The overall decrease in the net loss as compared to the prior year was due to the factors discussed below:

Consulting and management fees

Consulting fees increased by $52,543 during the year from $679,691 during the year ended March 31, 2013 to $732,234 during the year ended March 31, 2014. The increase in consulting fees is mainly attributed to increased consultants. During the year, the Company had entered into a consulting agreement for investor relation services for $8,000 per month. The consulting agreement was terminated in March 2014.

Exploration expenditures

Exploration expenditures decreased by $771,521 during the year from $4,718,354 for the year ended March 31, 2013 to $3,946,833 for the year ended March 31, 2014. The decrease is mainly attributed to the Company’s efforts in overall cost control.

Professional fees

Professional fees increased by $67,901 during the year from $87,965 for the year ended March 31, 2013 to $155,866 for the year ended March 31, 2014. Prior year’s lower balance is attributed to lower accruals in prior year.

11

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

RESULTS OF OPERATIONS (Continued)

Year ended March 31, 2014 compared with the year ended March 31, 2013 (continued)

Share-based payments

Share-based payments decreased by $920,609 from $1,023,915 for the year ended March 31, 2013 to $103,306 for the year ended March 31, 2014. Prior year’s higher balance is mainly attributed to the modification of the exercise price of certain stock options resulting in additional share-based benefit recognized. During the year ended March 31, 2014, 4,885,000 stock options were granted compared to 1,350,000 stock options granted during the year ended March 31, 2013. Although more stock options were granted in the current year, the overall share-based payment expense is lower as 4,785,000 options were granted in March 10, 2014, which vest over a one-year period. Since the grant date is near the year-end, it results in a lower pro-rata amount of share-based payment expense.

Travel

Travel decreased by $125,464 from $193,507 for the year ended March 31, 2013 to $68,043 for the year ended March 31, 2014. Current year’s lower balance is attributed to travel expenditures incurred relating to the Cordero property has been reclassified to exploration expense in the current year.

Three months ended March 31, 2015 compared with the three months ended March 31, 2014

	Three months ended March 31, 2015	Three months ended March 31, 2014
Expenses
Consulting and management fees	$279,360	$209,577
Depreciation	3,869	5,198
Directors’ fees	18,000	22,500
Exploration	150,769	1,326,517
General exploration	103,311	-
Listing and filing fees	29,970	25,169
Office, occupancy and miscellaneous	19,065	50,483
Professional fees	88,521	32,480
Salaries and benefits	49,917	61,514
Share-based payments	373,983	67,712
Shareholder relations and promotion	46,675	56,031
Transaction costs	597,656	-
Travel	21,938	20,329

Loss before other items	(1,783,035)	(1,877,510)

Other items
Impairment of exploration and evaluation assets	(78,763,649)	-
Impairment of convertible debenture	(1,084,589)	-
Interest income	113,473	190,531
Foreign exchange gain (loss)	889,143	(91,915)

Net Loss Before Taxes for the Period	(80,628,657)	(1,777,012)

Deferred income tax recovery	641,660	-

Net Loss for Period	$(79,986,997)	$(1,777,012)

12

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

RESULTS OF OPERATIONS (Continued)

Three months ended March 31, 2015 compared with the three months ended March 31, 2014 (continued)

The Company’s net loss for the three month period ended March 31, 2015 (“Q4 2015”) increased by $78,209,985 from a net loss of $1,777,012 for the three month period ended March 31, 2014 (“Q4 2014”) to a net loss of $79,986,997 for Q4 2015. The overall increase in the net loss as compared to the prior year was due to the more significant factors discussed below:

Consulting and management fees

Consulting and management fees increased by $69,783 during Q4 2015 to $279,360, from $209,577 during Q4 2014. The increase in consulting fees is mainly attributed to an increase effective November 2014 in the monthly fee paid to a New York firm providing public relations consulting services, the direct engagement of the former CFO as a consultant commencing in October 2014, and the foreign exchange impact on management fees paid to a company controlled by the Company’s CEO, which were denominated in US dollars commencing on April 1, 2014.

Exploration expenditures

Exploration expenditures decreased by $1,175,748 during Q4 2015 to $150,769, from $1,326,517 during Q4 2014. The decrease reflects the impact of the prior year’s expenditures attributable to the drilling program on the Aida claim amounting to $809,458, and a general reduction in overall exploration activity in the current year consistent with the Company’s efforts in overall cost control.

General exploration expenditures

General exploration expenditures of $103,311 in Q4 2015 relates to consulting, travel, and due diligence expenditures incurred in connection with the Company’s efforts during the period to identify and evaluate mining projects for potential investment or acquisition.

Professional fees

Professional fees increased by $56,041 during Q4 2015 to $88,521, from $32,480 during Q4 2014. The higher level of fees incurred in Q4 2015 is mainly attributable to legal fees incurred in connection with general corporate, securities and other regulatory matters indirectly related to the SciVac Arrangement.

Share-based payments

Share-based payments increased by $306,271 during Q4 2015 to $373,983 from $67,712 during Q4 2014. The current period’s expense reflects the partial vesting of options granted during October 2015, as well as the impact of options granted late in the prior year period on March 10, 2014 with a larger proportion of vesting during Q4 2015.

Transaction costs

During Q4 2015 the Company incurred legal and related costs amounting to $597,656 relating directly to the SciVac Arrangement.

Impairments

At March 31, 2015, the Company determined that the recoverable value of its Cordero Project based on fair value less costs to sell was approximately fair value of its Cordero Project and other mineral properties was $50,000,000 and recorded an impairment of $78,763,649. In addition, as at March 31, 2015, the Company determined that there was insufficient information available to support a reliable estimate of a recoverable amount of the convertible debenture and therefore recorded in profit and loss an impairment against the full balance of the convertible debenture amounting to $1,084,589.

Foreign exchange

The Company recorded a foreign exchange gain during Q4 2015 of $889,143 as compared with a foreign exchange loss of $91,915 during Q4 2014. The foreign exchange gain in Q4 2015 substantially reflects the impact of the significant appreciation during the period of the US dollar against the Canadian dollar on the value of the Company’s US dollar cash balances.

13

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

RESULTS OF OPERATIONS (Continued)

Three months ended March 31, 2015 compared with the three months ended March 31, 2014 (continued)

Other Comprehensive Income (Loss)

In addition, the Company recorded in other comprehensive income (loss) an unrealized gain on investments during Q4 2015 of $4,595,243 as compared to an unrealized gain on investments of $58 during Q4 2014. The unrealized investment gain in Q4 2015 was attributable to an increase in the fair value of the Company’s 9.9% investment in Pershing Gold during Q4 2015, based on the increase in its share price during the period, and a related foreign exchange gain on the US$ denominated investments. The unrealized gain on investments gives rise to the deferred income tax recovery of $641,660 during the period and corresponding deferred income tax expense reported in other comprehensive income (loss).

SUMMARY OF QUARTERLY RESULTS

Period ended	Mar 31, 2015 Q4	Dec 31, 2014 Q3	Sep 30, 2014 Q2	Jun 30, 2014 Q1	Mar 31, 2014 Q4	Dec 31, 2013 Q3	Sep 30, 2013 Q2	Jun 30, 2013 Q1

Loss before other items	(1,783,035)	(1,623,590)	(1,375,696)	(1,060,516)	(1,877,510)	(2,145,356)	(1,043,846)	(781,006)
Net Loss	(79,986,997)	(1,493,761)	(910,154)	(1,187,069)	(1,777,012)	(1,693,600)	(1,122,346)	(485,440)
Basic Loss per Share	(0.38)	(0.00)	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)

All of the information above is presented in accordance with IFRS. The net loss in Q4 2015 reflects the impairment of $78,763,649 recorded against exploration and evaluation assets at the period end. The losses in the quarters Q1, Q2 and Q3 2015 reflect higher share-based payments charges related to the vesting in each period of a portion of significant option grants made at the end of Q4 2014 and in Q3 2015. In addition, quarterly results often fluctuate with changes in exploration and expenses and non-cash items such as share-based payments.The net losses in Q3 and Q4 2014 reflect expenditures incurred on drilling pursuant to the drill program that commenced in September 2013 through March 2014.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations to date through the issuance of common shares. Currently, the Company has sufficient capital to conduct further exploration on its existing properties.

The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon the continue support from its shareholders, the discovery of economically recoverable reserves, the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

As at March 31, 2015, the Company had working capital of $49,758,641 compared to working capital of $41,506,961 at March 31, 2014.

Year Ended	March 31, 2015	March 31, 2014	March 31, 2013

Working Capital	$49,758,641	$41,506,961	$49,169,844

Deficit	$156,062,817	$72,675,558	$68,445,141

Working capital increased by $8,251,680 from $41,506,961 as at March 31, 2014 to $49,758,641 as at March 31, 2015. The increase is mainly attributed to net proceeds raised of $7,054,554 from private placements and option exercises, unrealized gains of $4,991,623 on investments and a foreign exchange gain of $842,482 on cash balances which offset cash used in operating activities and the impairment to the convertible debenture.

14

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

LIQUIDITY AND CAPITAL RESOURCES (Continued)

Working capital decreased by $7,662,883 from $49,169,844 as at March 31, 2014 to $41,506,961 as at March 31, 2013. The decrease is mainly attributed to a reduction in the cash balance of $7,626,138. Of the decrease of $7,626,138 in cash, $5,445,391 is used in operating activities, and $2,162,639 is used in the acquisition of the Aida claims. Acquisition of the Aida claim consolidated Levon’s 100% ownership of all mining claims in the Cordero mining district.

The increase in deficit from March 31, 2014 to March 31, 2015 is substantially attributable to the impairment charge to exploration and evaluation assets of $78,763,649 recorded at March 31, 2015.

The increase in deficit from March 31, 2013 to March 31, 2014 is mainly attributed to exploration expenditures of $3,946,833 incurred during the year.

CASH FLOW

	March 31, 2015	March 31, 2014	March 31, 2013

Cash used in operating activities	$(3,451,788)	$(5,445,391)	$(6,575,780)
Cash used in investing activities	(12,100,551)	(2,162,639)	(2,117,038)
Cash provided by financing activities	7,054,544	-	35,000
Increase in cash and cash equivalents	$(8,497,795)	$(7,608,030)	$(8,657,818)
Foreign exchange effect on cash	738,339	(18,108)	(82,257)
Cash balance, beginning of the year	41,685,776	49,311,914	58,051,989
Cash and cash equivalents, end of the year	$33,926,320	$41,685,776	$49,311,944

Operating Activities:

Cash used in operating activities decreased by $1,993,603 during the year ended March 31, 2015 from $5,445,391 for the year ended March 31, 2014 to $3,451,788 for the year ended March 31, 2015. The decrease in cash used in operating activities is mainly attributed to an overall decrease in exploration expenditures. Exploration expenditures decreased by $2,857,592 during the year from $3,946,833 for the year ended March 31, 2014 to $1,089,421 during the year ended March 31, 2015. The decrease reflects the impact of the prior year’s expenditures attributable to the drilling program on the Aida claim amounting to $1,930,792, and a general reduction in overall exploration activity in the current year consistent with the Company’s efforts in overall cost control.

Investing Activities:

Cash used by investing activities for the year ended March 31, 2015 was $12,100,551 compared to cash used in investing activities of $2,162,639 for the year ended March 31, 2014. During the year ended March 31, 2015, the Company acquired a 9.9% shareholding at the time in Pershing Gold ($9,850,000 USD) and acquired the convertible debenture ($1,000,000) in an effort to diversify the focus of the Company and reduce the dependence on its current exploration and evaluation assets given the challenging market conditions, particularly facing mineral exploration and development companies. In the year ended March 31, 2014, the Company entered into an agreement to purchase a 100% interest in the Aida mining claim, located in a central part of the Cordero Project claim block for $2,000,000 USD. Acquisition of the Aida claim consolidates Levon’s 100% ownership of all mining claims in the Cordero mining district.

Financing Activities:

Cash provided by financing activities was $7,054,544 for the year ended March 31, 2015 from private placements and an exercise of stock options. There was no financing activity in the year ended March 31, 2014.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet transactions.

15

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

RELATED PARTY TRANSACTIONS

During the year ended March 31, 2015, $320,386 (2014 - $372,154) was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; and salaries and benefits paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company related by way of common management and directors. The Company holds 16.67% of Oniva as part of a cost sharing arrangement with five other reporting issuers owned by the Company and five other reporting issuers having common directors. Under the agreement, the Company reimburses Oniva a variable percentage of its overhead expenses, pays 100% of its out-of-pocket expenses incurred on behalf of the Company, and pays a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one month’s notice by either party, and was terminated by the Company as at March 31, 2015.

Management transactions

The Company has identified its directors and certain senior officers (CEO, VP Exploration, CFO and corporate secretary) as its key management personnel. The compensation costs for key management personnel for the years ended March 31, 2015 and 2014 are as follows:

	2015	2014
Salaries and benefits	$84,264	$98,308
Consulting and management fees	809,190	680,000
Share-based payments	1,032,042	49,381
Directors’ fees	160,500	97,500
	$2,085,996	$925,189

During the year ended March 31, 2015, share-based payments paid to management personnel increased by $982,661 from $49,381 during the year ended March 31, 2014 to $1,032,042 during the year ended March 31, 2015. The increased share-based payments in the current year reflects stock options granted to key management during the year on October 21, 2014 vesting over one year, as well as the impact of stock options granted late in the prior year on March 10, 2014, to key management vesting over two years.

The Company also has commitments related to change in control provisions to the CEO and VP Exploration (see “Commitments”).

Due to related parties consists of the following:

	2015	2014
Chevillon Exploration (i)	$-	$3,579
Coral Gold Resources Ltd. (ii)	58,774	43,582
Great Thunder Gold Corp. (ii)	999	787
Oniva International Services Corp. (iii)	-	33,718
	$59,773	$81,666

______________

(i)	Chevillon Exploration is a private company controlled by a director and officer of the Company.

(ii)

Coral Gold Resources Ltd. and Great Thunder Gold Corp. are public companies related by way of common directors. The increase to the amount payable held in USD as at March 31, 2015 as compared with March 31, 2014 is due to changes in the foreign exchange rate.

(iii)

Oniva International Services Corp. (“Oniva”) is a private company related by way of common management and directors. The Company holds 16.67% of Oniva as part of a cost-sharing arrangement with five other reporting issuers. Under the agreement, the Company reimburses Oniva a variable percentage of its overhead expenses, pays 100% of out-of-pocket expenses incurred on behalf of the Company, and pays a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one month’s notice by either party, and was terminated as at March 31, 2015 and subsequent to March 31, 2015, the Company is no longer a shareholder of Oniva.

16

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

RELATED PARTY TRANSACTIONS (Continued)

Related party transactions are measured at the estimated fair values of the services provided or goods received. Amounts owing to related parties are unsecured, without interest or stated terms of repayment.

PROPOSED TRANSACTIONS

Other than the SciVac Arrangement, the Company does not have any proposed transactions.

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. In particular, significant judgments made by management in the application of IFRS during the preparation of the consolidated financial statements and estimates with a risk of material adjustment are as follows:

Critical accounting judgments

(a)	Realization of exploration and evaluation assets and impairment

The investment in exploration and evaluation assets on the Cordero Sanson Property (“Cordero Project”) comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the exploration and evaluation assets is dependent upon the Company obtaining permits, the satisfaction of local governmental requirements, obtaining drill results that support an economically viable mining operation, the attainment of successful production from the properties or from the proceeds upon disposal of the Company’s properties. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines.

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs.

At March 31, 2015, there were indicators that suggest that the Company’s investment in exploration and evaluation assets on the Cordero project is impaired, and as such, the Company recognized an impairment (see “Overall Performance, Cordero Silver, Gold Zinc, Lead Project Mexico, Impairment”).

(b)	Functional currency

The determination of the functional currency for the Company and each of its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity.

Critical accounting estimates

(c)	Estimated recoverable value of exploration and evaluation assets

The recoverable amount is the higher of fair value less costs to sell and value in use. The Company estimated the recoverable value on Cordero based on key assumptions of the fair value less costs to sell as described below. Should the key assumptions change, it will have a material impact to the amount of impairment recognized and the carrying value of Cordero.

Subsequent to the year ended March 31, 2015, the Company obtained an opinion of value on Cordero. It was determined that the recoverable value of the Project based on fair value less costs to sell is approximately $50,000,000 using a median of three valuation methods, including adjusted appraised value based on historical costs, comparables approach based on resource value and attributed share of market capitalization as secondary corroboration. Key assumptions in the adjusted appraised value include the amount that historical expenditures have added to the project value and the market to book value ratio estimate. Key assumptions in the comparables approach include the percentage taken of published median metal prices of deposits with contained metal reflecting Cordero’s resource estimates and grades.

17

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (Continued)

Critical accounting estimates (continued)

(d)	Valuation of derivative financial instruments

The valuation of the Company’s derivative financial instruments involves estimation and judgment by management. In determining these amounts, the Company uses option pricing models or other valuation techniques. Changes in these assumptions and estimates can have an impact to the relevant charge to the consolidated statement of comprehensive income (loss). The Company estimated a value of $nil for the option to convert the convertible senior secured debenture into common shares.

(e)	Environmental

The Company assesses its provisions for environmental rehabilitation on an annual basis or when new material information becomes available. Provisions for environmental rehabilitation require management to make estimates of the future costs of the work required to comply with legal or constructive obligations. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could increase the extent of work required to be performed, which could materially impact the amounts charged to operations for provisions for environmental rehabilitation.

At March 31, 2015 and 2014, the Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

(f)	Impairment of marketable securities

Management assesses at the end of each reporting period whether there had been any other-than-temporary impairment on its investments, using objective evidence to determine if the marketable securities are impaired. Listed prices on public stock exchanges are used to determine if the fair value is at a significant and prolonged decline below the historical cost of the marketable securities. At March 31, 2015 and 2014, there are no indications that suggest that the Company’s marketable securities are impaired.

(g)	Recoverability of amounts receivable

The balance in amounts receivable includes value added taxes to be recovered in Mexico. At each financial position reporting date, the carrying amounts of the Company’s amounts receivable are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The Company is corresponding with the Mexican government to recover the Mexican value added tax and the estimate is based on the amount of eligible expenditures calculated by management. Actual amount receivable from the government may be lower. At March 31, 2015 and 2014, there are no indications that suggest that the Company’s Mexican value added tax is not recoverable.

(h)	Valuation of share-based payments

The fair value of share-based payments is subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

(i)	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (Continued)

Critical accounting estimates (continued)

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results of comprehensive income (loss) and cash flows. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Significant changes in estimates during the fourth quarter of the year ended March 31, 2015 relate to the impairments to exploration and evaluation assets and the convertible debenture and are discussed in Note 4 and Note 8 of the Financial Statements.

RISK FACTORS

This MD&A contains forward-looking statements that involve risk and uncertainties, including references to the SciVac Arrangement. In addition to the other information presented in this MD&A, in evaluating the Company and its business the readers should consider carefully the risk factors set out in the Company’s Annual Report on Form 20-F for the year ended March 31, 2015.

For more information on risks and uncertainties facing the Company, please refer to the Company’s Annual Report on Form 20-F (Item 3. Key Information – D. Risk Factors), which is available on the Company’s profile on SEDAR (www.sedar.com). The reader is cautioned to also carefully consider other information relating to SciVac set out in the Company’s Management Information Circular dated May 1, 2015 relating to the Special Meeting of Shareholders and Option holders of Levon on June 3, 2015 (the “Information Circular”) as available on www.sedar.com, including the SciVac risk factors set out in “Risk factors” in Appendix F, which “Risk Factors” are also hereby incorporated by reference.

The Company’s actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed the Company’s Form 20-F and elsewhere in this MD&A.

FINANCIAL INSTRUMENTS AND RISKS

Financial instruments comprise cash and cash equivalents, amounts receivable (excluding GST/HST and IVA, being Mexican value added tax), convertible debenture, reclamation deposits, investments, due to related parties and accounts payable. At initial recognition management has classified financial assets and liabilities as follows.

The Company has classified its cash and cash equivalents as fair value through profit or loss (FVTPL). Investments are classified as available-for-sale with changes in fair value recorded through other comprehensive income. Amounts receivable (excluding HST and IVA, being Mexican value added tax), convertible debenture and reclamation deposits are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk and market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash and cash equivalents at high credit rated Canadian financial institutions. Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a Canadian and a Mexican financial institution.

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

FINANCIAL INSTRUMENTS AND RISKS (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has sufficient current assets to meet short-term business requirements. At March 31, 2015, the Company had current liabilities of $350,595 (2014 - $275,031). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

Interest Rate Risk

The Company’s cash and cash equivalents consist of cash held in bank accounts, fixed income investments and GICs that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2015 and 2014. Future cash flows from interest income on cash will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk on monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency fluctuation related to its cash and cash equivalents, accounts payable and accrued liabilities, and amounts due to related parties in US dollars and Mexican pesos (“MXN”). The Company is also exposed to foreign currency fluctuation on its investments which are securities traded on the OTCQX. A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican peso could have an effect on the Company’s financial position, results of operations and cash flows.

NEW ACCOUNTING STANDARDS

Accounting policies adopted

Effective April 1, 2014, the Company adopted the amendment to IAS 36 Impairment of Assets, which requires additional disclosure on the recoverable amounts of an impaired CGU. The adoption of this amendment is reflected in the disclosures recorded in the consolidated financial statements for the year ended March 31, 2015.

New accounting standards and interpretations not yet adopted

The following new standards interpretations and amendments to existing standards have been issued by the IASB, but are not effective for the year ended March 31, 2015. All of the new and revised standards described below may be early-adopted. Some updates that are not applicable or are not consequential to the Company have been excluded from the list below. The Company is currently assessing the impact, if any, of the standards on its consolidated financial statements and have not early-adopted any of the new requirements.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments (2014) is the finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

•	Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics.

•

The 2014 version of IFRS 9 introduces a “fair value through other comprehensive income” category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39; however, there are differences in the requirements applying to the measurement of an entity's own credit risk.

•

Impairment. The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

NEW ACCOUNTING STANDARDS (Continued)

New accounting standards and interpretations not yet adopted (continued)

•

Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

•	Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

Applicable to the Company's annual periods beginning on April 1, 2018.

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)

Amends IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets to:

•	clarify that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate for property, plant and equipment

•

introduce a rebuttable presumption that an amortization method that is based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate, which can only be overcome in limited circumstances where the intangible asset is expressed as a measure of revenue, or when it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated

•

add guidance that expected future reductions in the selling price of an item that was produced using an asset could indicate the expectation of technological or commercial obsolescence of the asset, which, in turn, might reflect a reduction of the future economic benefits embodied in the asset.

Applicable to the Company’s annual periods beginning on April 1, 2017.

OUTSTANDING SHARE DATA

The following is the Company’s outstanding share data as of March 31, 2015 and June 18, 2015

Common Shares: 231,564,423 as of March 31, 2015 and 231,689,423 as of June 18, 2015

Stock Options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Mar 31/15)	Number of Shares Remaining Subject to Options (Jun 18/15)
July 20, 2015	$0.65	400,000	400,000
September 3, 2015	$1.00	3,285,000	3,285,000
November 26, 2015	$0.75	100,000	100,000
November 26, 2015	$1.00	200,000	200,000
November 26, 2015	$1.25	200,000	200,000
March 25, 2016	$0.75	7,920,000	7,920,000
October 3, 2016	$0.75	200,000	200,000
October 3, 2016	$1.50	25,000	25,000
May 15, 2017	$1.00	750,000	750,000
June 7, 2017	$1.00	50,000	50,000
March 10, 2019	$0.40	4,710,000	4,455,000
October 21, 2019	$0.28	4,075,000	3,687,500
TOTAL:		21,915,000	21,397,000

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

OUTSTANDING SHARE DATA (Continued)

Subsequent to March 31, 2015, 125,000 options were exercised at $0.28 for cash proceeds of $35,000, and 255,000 $0.40 options and 387,500 $0.28 options were cancelled in connection with director and officer departures and the termination or expiration of consultants’ agreements.

COMMITMENTS

The Company has entered into consulting agreements with the CEO and VP of Exploration that have expiry dates between May 2015 and April 2019. The Company’s commitment for future minimum payments in respect of these agreements is as follows:

	March 31, 2015	March 31, 2014
Not later than one year	$780,005	$483,662
Later than one year and no later than five years	1,826,352	1,920,000
	$2,606,357	$2,403,662

In addition, the Company has operating lease agreements with total payments of $16,045 (2014 - $ nil) expiring in 2016.

Completion of the SciVac Arrangement will trigger a change in control provision resulting in severance payments payable to a company controlled by the Company’s CEO and a company controlled by the Company’s VP Exploration in the amounts of US $1,500,000 and US $750,000 respectively pursuant to consulting agreements entered into by the Company with each party and the severance payments will be paid out of the Company prior to the transfer of all assets and liabilities to Spinco.

SUBSEQUENT EVENTS

On May 14, 2015, Mr. Nigel Kirkwood was appointed CFO replacing Ms. Annie Chan following her departure on April 30, 2015. There are no other subsequent events of note not already described herein.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management, including the Company’s Chief Executive Officer (the “CEO”) and the Company’s Chief Financial Officer (the “CFO”) are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release.

The CEO and CFO are also responsible for the design of internal controls over financial reporting (“ICFR”). The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2015

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (Continued)

The Company’s management, (with the participation of the CEO and the CFO), conducted an evaluation of the effectiveness of the Company’s DCP and ICFR as of March 31, 2015. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework (COSO Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). During the year ended March 31, 2015 and subsequent to that date, the Company experienced certain changes of personnel operating in financial reporting. However, based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at March 31, 2015, and management’s assessment did not identify any material weaknesses. On January 1, 2014, the Company adopted the Committee of Sponsoring Organizations new internal control framework (“COSO 2013”), which did not have a material impact on the Company’s DCP and ICFR.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of June 18, 2015. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements, except as required by law. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by forward-looking statements contained in this MD&A, include but are not limited to risks and uncertainties related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other resources; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those risk factors outlined in the Company's most recent AIF.

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